AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 2, 2008

                                  INVESTMENT COMPANY ACT FILE NO. 811-21466



                          U.S. SECURITIES AND EXCHANGE
                           COMMISSION WASHINGTON, D.C.  20549

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
         (Under Section 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. ___)

            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                  (Name of Issuer and Person Filing Statement)

                Shares of Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           CLIFFORD E. LAI, PRESIDENT
            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                          THREE WORLD FINANCIAL CENTER
                          200 VESEY STREET, 10th FLOOR
                             NEW YORK, NY 10281-1010
                                 1-800-HYPERION
            (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of Person Filing Statement)

                                 With copies to:

                                DAVID C. MAHAFFEY
                            SULLIVAN & WORCESTER LLP
                               1666 K STREET, N.W.
                             WASHINGTON, D.C. 20006

                            CALCULATION OF FILING FEE
   ---------------------------------------------------------------------------

   Transaction Valuation: $15,000,000*         Amount of Filing Fee: $589.50**
   ---------------------------------------------------------------------------

* Calculated as the aggregate maximum purchase price to be paid for (i) 2,124,646 shares in the offer, based upon the net asset value per share ($7.06) on December 6, 2007.

**   Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: _______________  Filing Party:__________________
      Form or Registration No.:_______________   Date Filed:___________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

| |  going-private transaction subject to Rule 13e-3.

| |  amendment to Schedule 13D under Rule 13d-2.
  ---

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

Item 1.  Summary Term Sheet.

     Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the issuer is Hyperion Brookfield Collateralized Securities Fund, Inc. The address of its principal offices is Three World
Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-1010, and its telephone number is 1-800-HYPERION.

     (b) The title of the securities being sought is shares of common stock, par value $.01 per share (a "Share" or the "Shares", in singular and plural form respectively), of the Fund. As of December 20, 2007, there were approximately 66,802,880 Shares issued and outstanding.

     (c) The Shares are not currently traded on an established secondary trading market.

Item 3.  Identity and Background of Filing Person.

     The Fund is tendering for its own shares.

Item 4.  Terms of the Transaction.

     (a)(1)(i) The Fund is seeking tenders for 2,124,646 shares of its common stock (the "Offer").

          (ii) For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the "NAV") calculated on the day the tender offer terminates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 2, 2008 (the "Offer to Purchase"). A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the cover page and
               Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference.

          (iii) The Offer is scheduled to expire on January
               31, 2008, unless extended.

          (iv) Not applicable.

          (v) Reference is hereby made to Section 1 "Price; Number of Shares" and Section 13 "Extension of Tender Period; Termination;
               Amendments" of the Offer to Purchase, which are incorporated herein by reference.


          (vi) Reference is hereby made to Section 3 "Withdrawal Rights" of the Offer to Purchase, which is incorporated herein by reference.


         (vii) Reference is hereby made to the Cover Page, Section 2 "Procedure for Tendering Shares" and Section 3 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

        (viii) Reference is hereby made to Section 2 "Procedure for Tendering Shares" of the Offer to Purchase, which is incorporated herein by reference.

          (ix) Reference  is hereby made to the cover page and Section 1 "Price;
               Number  of   Shares"  of  the  Offer  to   Purchase,   which  are
               incorporated herein by reference.

          (x) Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

          (xi) Reference is hereby made to Section 2 "Procedure for Tendering Shares" and Section 12 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

         (xii) Reference is hereby made to Section 12 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

          (2)  Not applicable.

     (b) The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

         None.

Item 6. Purposes of the Transaction and Plans and Proposals.

     (a) Reference is hereby made to Section 6 "Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (c)(1) None.

        (2) None.

        (3) None.

        (4) None.

        (5) None.

        (6) None.

        (7) None.

        (8) None.

        (9) None.

       (10) None.

Item 7. Source and Amount of Funds or Other Considerations.

          (a) Reference is hereby made to Section 8 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

          (b) None.

          (d) Reference is hereby made to Section 8 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

          (a) The Fund does not own any treasury shares. The following executive Officers and Directors currently own shares:

               Clifford E. Lai, President  and  Chairman  of the  Board -
                    20.149  Shares
               John J. Feeney, Jr., Vice President - 20.149 Shares Thomas F. Doodian, Treasurer - 20.149 Shares

          (b) On December 6, 2007, GMAM Investment Funds Trust tendered 14,164,305.95 shares of Common Stock to the Fund for $100 million in the Fund's tender offer, at a price of $7.06 per Share.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

          (a)  None.

Item 10. Financial Statements.

          (a) The Fund's financial statements for the fiscal years ended July 31, 2006 and July 31, 2007 have been audited by Briggs, Bunting & Dougherty LLP whose reports, along with the Fund's financial statements, are included in the Fund's 2006 Annual Report and 2007 Annual Report, which are incorporated herein by reference.

          (b) Not applicable.

Item 11. Additional Information.

          (a)  None.

          (b) The Offer to Purchase is incorporated herein by reference in its entirety.

Item 12. Exhibits.

          (a)(1)(i) Offer to Purchase.

               (ii) Form of Letter of Transmittal.

              (iii) Letter to Stockholders.

               (iv) Announcement.

            (2)-(4) Not applicable.

             (5)(i) Audited  Financial  Statements  of the Fund for the fiscal year ended July 31, 2006.*

               (ii) Audited Financial Statements of the Fund for the fiscal year ended July 31, 2007.**

              (iii) Consent of Briggs, Bunting & Dougherty LLP.

     * Incorporated by reference to the Fund's Annual Report for the fiscal year ended July 31, 2006 on form N-CSR as filed with the Securities and Exchange Commission ("SEC") on October 6, 2006.

     ** Incorporated by reference to the Fund's Annual Report for the fiscal year ended July 31, 2007 on form N-CSR as filed with the SEC on October 9, 2007.

               (b)  Not applicable.

               (d)  Not applicable.

               (g)  Not applicable.

               (h)  Not applicable.

Item 13. Information Required by Schedule 13E-3. Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Hyperion Brookfield Collateralized
                                   Securities Fund, Inc.

                                   By: /s/ Clifford E. Lai
                                     --------------------------------
                                      Clifford E. Lai
                                      President


January 2, 2008

                                    EXHIBIT INDEX

Exhibit
(a)(1)            (i) Offer to Purchase.

                 (ii) Form of Letter of Transmittal.

                (iii) Letter to Stockholders.

                 (iv) Announcement.

            (5) (iii) Consent of Briggs, Bunting & Dougherty LLP.